

July 2, 2010

**Via U.S. Mail and Fax (817) 665-5004**
Mr. Philip Cook
Chief Financial Officer
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, TX  76104

> **Re:     Quicksilver Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 27, 2008**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 1-14837**

Dear Mr. Cook:

        We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2009

Oil and Natural Gas Reserves, page 10

1.      We note your discussion of the most significant changes incorporated in Release
        No. 33-8995, "Modernization of Oil and Gas Reporting", here and in
        Management's Discussion and Analysis on page 49.  However, you have not
        interpreted these changes listed in your filing to discuss the impact of the
        adoption of these new rules on your reserves as of December 31 2009.  To further
        an investor's understanding, please disclose the impact of these new rules on your
        reserve estimates.

2.      On a similar matter, we note BBEP's disclosure on pages 123 and 152 that it is
        not practical to estimate the impact of the Release No. 33-8995 due to operational
        and technical challenges associated with the cumulative effect of adoption.
        Please tell us what consideration BBEP has given towards individually discussing
        the impact of the most significant changes under the Release, such as the change
        to the unweighted average first-day-of-the-month pricing, use of reliable
        technologies, changes to the definition of proved reserves, etc.

3.      Based on your disclosures in the table of changes in proved reserves on page 99,
        it appears you have experienced material additions to your proved reserves during
        fiscal year 2009.  In this regard, please expand your discussions in this section to
        address the specific technologies used to establish the appropriate level of
        certainty for your material additions to your reserve estimates.  Please refer to
        Item 1202(a)(6) of Regulation S-K for further guidance.

4.      We understand your estimated proved reserves are prepared by independent third
        parties, whose reports are presented to the reservoir engineering team.  Please
        identify whether the reservoir engineering team or another individual is
        responsible for the selection of the third party engineering firms that calculate
        your reserves.

Unproved Undeveloped Reserves, page 12

5.      You have disclosed how many proved undeveloped reserves you have as of
        December 31, 2009; however, you have not disclosed any information with regard
        to the changes in proved undeveloped reserves balance during the year.  Please
        revise your disclosure to discuss the changes that correspond to the line item
        reserve changes found in paragraph 932-235-50-5 of FASB ASC and provide the
        disclosures required by Item 1203(b) and (c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 32

6.    Tell us what consideration you have given to providing a discussion of the topics listed and addressed in Section V of Release No. 33-8995, specifically pages 87 and 88.

7.    Please disclose production, by final product sold, for each of the last three fiscal years, as required by Item 1204(a) of Regulation S-K.  Please note the required disclosure should be made for each field that contains 15% or more of your total proved reserves.

Financial Statements

Quicksilver Share of BBEP Reserves, page 105

8.    We note your disclosure of the beginning and ending balances of Proved Undeveloped reserves for your share of BBEP reserves.  We also note from the BBEP disclosure on page 154 that BBEP has converted 484 MMcf of natural gas from proved undeveloped to proved developed, or approximately 1.5% of the beginning balance at January 1, 2009 of 32,654 MMcf.  Given a conversion rate of approximately 1.5% experienced by BBEP in 2009, please tell us why you believe your share of proved undeveloped natural gas reserves from BBEP will be developed within five years.

Exhibit 99.1

9.    While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles".  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  This comment applies also to Exhibits 99.2, 99.3 and 99.4.

10.   The closing paragraphs state in part that the report "was prepared solely for the use of the party to whom it is addressed and any disclosure made of this report and/or the contents by said party thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed."  As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.  This comment applies also to Exhibits 99.2 and 99.4.

Exhibit 99.3

11.     The reserve report by Netherland Sewell & Associates did not state the date on which the report was completed.  Please provide a revised letter that complies with Item 1202(a)(8)(ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                         /s/ Chris White

                                        Chris White
                                        Branch Chief